

December 22, 2011

Via E-mail
James Dale
Chairman and Chief Executive Officer
Panache Beverage, Inc.
40W. 23rd Street, 2nd Floor
New York, NY 10001

> **Re: Panache Beverage, Inc.**
> **Form 8-K**
> **Filed August 24, 2011, as amended September 27, 2011**
> **Response dated December 20, 2011**
> **File No. 000-52670**

Dear Mr. Dale:

We have reviewed your response letter dated December 20, 2011 and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed on August 24, 2011 as amended on September 27, 2011

General

1. We note your responses to comments 1-3 in our letter dated December 8, 2011; however, we disagree with your analysis that BMX Development Corporation was not a shell *at the time of the acquisition* of Panache LLC. Rule 12b-2 of the Exchange Act defines a "shell company" as a registrant that has "nominal operations" and "assets consisting solely of cash and cash equivalents and nominal other assets."

   We note BMX Development's total assets at the time of the acquisition of Panache LLC consisted of primarily cash and cash equivalents. In addition, we note BMX Development did not generate any revenues in the second quarter of 2011 and only generated nominal revenues of $1,223 in the first quarter of 2011. Further, we note the former President and controlling shareholder of BMX Development, Mr. Michael Bongiovanni, is a member of Greentree Financial Group, Inc. which, among other services provided, specializes in facilitating reverse merger acquisition transactions between private operating entities and public shell companies.

The determination of shell company status is a facts and circumstances analysis, and upon consideration of the factors noted above, it appears that BMX Development was a shell company as defined in Rule 12b-2 of the Exchange Act at the time of the acquisition of Panache LLC.

Therefore, please provide all the Form 10 information required under Items 2.01(f) and 5.01(a)(8) of Form 8-K, including audited financial statements for Panache LLC for the required periods. In your amended Form 8-K, please provide disclosure pursuant to Item 5.06 of Form 8-K indicating a change in shell company status as of the date of the acquisition of Panache LLC.

2. Please revise the Form 8-K to highlight a shareholder's inability to rely upon Rule 144 to resell their stock until one year from the date when all of the required Form 10 information is provided, including audited financial statements for the required periods. Please note the resale restrictions imposed by Rule 144(i) and add risk factor disclosure where appropriate.

You may contact Sharon Virga, Staff Accountant, at (202) 551-3385, or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810, with any questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director